1290 AVENUE OF THE AMERICAS NEW YORK NEW YORK 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

DENVER, NORTHERN VIRGINIA,

ORANGE COUNTY, SACRAMENTO,

WALNUT CREEK, CENTURY CITY

TOKYO, LONDON, BEIJING,

SHANGHAI, HONG KONG,

SINGAPORE, BRUSSELS

October 7, 2005		Writer’s Direct Contact 212/468-8163 JTanenbaum@mofo.com

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonic Solutions
Form 10-K for Fiscal Year Ended March 31, 2005 Filed June 29, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005 Filed August 15, 2005
Form 8-K filed May 17, 2005 and August 16, 2005 File No. 000-23190

Dear Mr. Skinner:

On behalf of Sonic Solutions, a California corporation (the “Company” or “Sonic”), we are providing to you this letter in response to the comment letter, dated September 26, 2005, received from the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “2005 Annual Report”), the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 (the “First Quarter 10-Q”), and the Company’s Current Reports on Form 8-K filed on May 17, 2005 (the “May Form 8-K”) and August 16, 2005 (the “August Form 8-K”).

For your convenience we have set forth the Staff’s comments below followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended March 31, 2005

Financial Statements

Consolidated Statements of Operations, page 60

Mr. Brad Skinner

October 7, 2005

Page Two

1.	Please provide to us the amount of service revenue that you have recognized during the periods presented and explain how you considered Rule 5-03 of Regulation S-X.

Service revenue for the fiscal periods presented in the Company’s Annual Report on Form 10-K were approximately $2,843,000, $3,454,000 and $5,234,000 for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

Pursuant to Regulation S-X, Rule 5-03(b), the Company was not required to list service revenue as a separate line item since, for each such period, service revenue represented not more than ten percent (10%) of the income derived from all of the Rule 5-03.1 subcaptions.

Notes to Consolidated Financial Statements

Note 1 - Summary of Operations and Significant Accounting Policies Revenue Recognition, page 64

2.	Please tell us more about your AuthorScript license arrangements and patent program. Describe these arrangements to us and tell us how much revenue you have recognized related to these offerings. Describe to us your revenue recognition policies and explain how these policies comply with the relevant accounting literature.

AuthorScript License Arrangements

Under its AuthorScript license arrangements, the Company makes its “back end” technology products available to other companies for embedding into those other companies’ own products. Some of the Company’s AuthorScript license arrangements resemble software bundling arrangements in which the Company receives a royalty upon the shipment of every unit of the licensee’s products containing the AuthorScript technology, whereas other AuthorScript arrangements involve extensive development and customization of the Company’s software in exchange for development fees and/or one-time license fees.

In those situations where the services to be performed in connection with the AuthorScript arrangement meet the requirements of AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition, Paragraph 65 (that is, the Company has vendor specific objective evidence of the fair value of the services, the services have an impact on the total price of the arrangement, and the services are not essential to the functionality of the other elements of the arrangement), the Company recognizes revenue as prescribed for multi-element arrangements in accordance with Paragraph

Mr. Brad Skinner

October 7, 2005

Page Three

10 of SOP 97-2, with revenue allocated to each element of the arrangement based on the fair values of elements. Vendor specific objective evidence of fair values of each element is based upon the Company’s historical pricing for those products and services when sold separately, or, in the case of support services, annual renewal rates. Under SOP 98-9, Software Revenue Recognition, with Respect to Certain Transactions, the Company recognizes revenue using the “residual method” when fair value does not exist for one or more of the delivered elements in the arrangement, but does exist for the undelivered elements (generally support services). Under the “residual method,” the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2, and the difference between the total software arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

In those situations where the services to be performed are essential to the functionality of the ultimate software deliverables or the criteria of Paragraph 65 of SOP 97-2 otherwise cannot be met, the Company applies the provisions of Paragraph 7 of SOP 97-2 and recognizes revenue in connection with the AuthorScript license arrangement in accordance with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts, and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, whereby the revenue is recognized over the performance period based on proportional performance. Under this method, management is required to estimate the number of hours needed to complete a particular project, and revenues and profits are recognized as the contract progresses to completion.

In all cases, the Company requires that the following factors be satisfied as a condition to revenue recognition: (1) persuasive evidence of an arrangement must exist (by means of a signed contract in the case of the Company’s AuthorScript license arrangements); (2) delivery must have occurred; (3) the fee must be “fixed or determinable”; and (4) collectibility must be probable.

Revenue from the Company’s AuthorScript license arrangements totaled approximately $9,029,000, $8,327,000 and $9,606,000 for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

Patent Program

In late fiscal year 2004, with the acquisition of InterActual, the Company initiated a formal patent management and commercialization program. Under its patent program the Company is actively building a patent portfolio through internal development activities engaged in by its engineers and other employees as well as through acquisitions of patents initially obtained by other companies. Through its efforts, the Company now owns over 50 issued patents and has a number of pending patent applications. The Company views its patents as a strategic business tool

Mr. Brad Skinner

October 7, 2005

Page Four

(allowing it to protect its software from infringement and to participate in so-called “patent pools” associated with industry standard technologies) and as a potential source of revenue (either from licensing or from outright sales of the patents).

In general, the Company recognizes revenue with respect to the patent program in accordance with the guidance of Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition. The specific accounting treatment depends on the nature of the revenue producing transaction (for example, a license versus a patent sale). For example, in a licensing transaction where patents were licensed together with software, the Company would recognize revenue with the timing of the recognition to be dependent on whether the Company has established vendor specific objective evidence of the fair value of each of the elements of the arrangement (including the licenses, consulting or other services, postcontract customer support (PCS), the availability of enhancements, and the like). As another example, during the quarter ended June 30, 2005, the Company sold certain patents for $2,082,000, and recognized revenue based upon persuasive evidence of an arrangement in the form of signed contracts, delivery (assignment) of the patents to the buyer, a fee that was fixed by the contracts and that was actually collected during the applicable quarter. In connection with this transaction, the Company reported $1,169,000 as cost of goods sold, $476,000 as a sales commission and approximately $225,000 as operating expenses.

3.	You disclose that revenue from distributors that do not meet your credit standards is recognized upon sell-through to the end-user. Please explain to us why you believe that your fees are fixed or determinable upon sell-through rather than cash collection under these circumstances.

This disclosure in the 2005 Annual Report was primarily in reference to a single distributor. In its 2003 fiscal year, the Company entered into a distributor agreement with a Taiwanese distributor with whom the Company had no historical experience upon which to make an assessment of collectibility, but, based upon the Company’s business practices with that distributor, including a pattern of reliability and collectibility without concessions established over time as well as knowledge regarding the identity and creditworthiness of the principal end user (customer) of this distributor, the Company was able to determine that fees were fixed and determinable at the time of sell-through to the end-user and were not contingent on the ultimate success of the distributor. During the Company’s 2004 and 2005 fiscal years, this distributor was not a significant customer and revenues recognized based on this distributor’s activities have continued to decrease. In fact, because the revenue from this distributor has declined so significantly, please note that this disclosure was removed from the First Quarter 10-Q.

Note 10 – Roxio CSD Acquisition, page 82

Mr. Brad Skinner

October 7, 2005

Page Five

4.	Tell us how you concluded that the trade name you acquired in connection with the Roxio acquisition had an indefinite useful life. Explain to us how you considered the effects of obsolescence, demand, competitive and other economic factors that could limit the useful life of the trade name. In addition, describe to us the method used to value the asset and explain your basis for using that method.

In accordance with Paragraph 11 of Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets, the Company analyzed the following issues to conclude that the trade name acquired in connection with the Roxio consumer software division (“CSD”) acquisition has an indefinite useful life.

With respect to SFAS 142, Paragraph 11(a) relating to the Company’s expected use, the Company intends to fully exploit the strong recognition of the Roxio trade name by having all current and future consumer desktop products, including products previously sold under the “Sonic” label, carry the “Roxio” name. For example, the Company plans to release the next U.S. version of Backup MyPC™, a product the Company previously sold under the “Sonic” label, as a “Roxio” branded product in the fourth quarter of Fiscal 2006. Earlier this year, Sonic launched several products which had previously been branded “Sonic” into the European market, including Roxio RecordNow® and Roxio BackUp MyPC™ (European Versions) The Company anticipates a full transition of all consumer software titles to the Roxio brand during Fiscal 2006. Additionally, the Company has renamed its Desktop Products Group, the largest Sonic division in terms of both revenue and headcount, as the “Roxio Division.”

The Company continues to develop the technology underlying the consumer desktop products and intends to use the Roxio trade name for all future versions of current products and newly developed consumer desktop products. Moreover, the technology underlying the Roxio products currently sold differs substantially from the originally released Roxio products. For example, the Roxio brand was first used on software products limited to CD burning technology for PCs. The feature set of Roxio branded products now includes, among other things, DVD burning, photo and video editing, label creation, and backup software. The Company also sells several Mac products under the Roxio brand. The Company’s upcoming products will continue to add new features and functionality, incorporating the latest digital media technology standards including support for the upcoming Blu-Ray and HD DVD high definition standards. As a result and relevant to consideration of the expected useful life of related assets pursuant SFAS 142, Paragraph 11(b) as well as the economic factors described in Paragraph 11(e), the Roxio trade name has outlived the

Mr. Brad Skinner

October 7, 2005

Page Six

technology originally introduced as and associated with the Roxio trade name and will continue to evolve over time to incorporate new technologies and features related to digital media creation, manipulation, and storage. Many other technology companies successfully leverage the name recognition established with their original products by continuing to use such names on future products. Examples include Adobe, Symantec and Microsoft, all of which continue to use their respective trade names for products substantially different from those originally released under such names.

The Company sells and markets the Roxio products, in part, through product bundling arrangements with original equipment manufacturer (“OEM”) suppliers of related products. These OEM relationships enable the Company to introduce products and the Roxio trade name to a large audience on a continual basis, thereby extending the useful life of the Roxio name. In addition, the Company’s retail distribution channel continues to expand, with the latest Roxio branded software title to debut in over 12,000 retail outlets in North America, and worldwide shortly thereafter. Accordingly (and relevant to SFAS 142, Paragraph 11(e)), the Company believes that any changes in its distribution channels will serve to strengthen the Roxio trade name and extend its useful life.

Further, the Company has obtained trademark protection for the Roxio name and logo, as well as the names of various products sold thereunder (including Toast®, Toast with Jam ®, and Easy CD Creator ®). With respect to SFAS 142, Paragraphs 11(c) and 11(d) relating to applicable legal, regulatory, or contractual provisions, the Company is not subject to any contractual or other restrictions, and is not aware of any current or anticipated legal or regulatory restrictions, that would impact its use of the Roxio trade name or limit the useful life of such trade name in any way. Additionally, under the applicable legal and regulatory regimes, including the Lanham Act and state trade name statutes, the protections afforded to trademark and trade name holders such as the Company can extend perpetually without substantial cost – all the Company needs to do is to continue to use the Roxio trade name. Accordingly, pursuant to the final paragraph of SFAS 142, Paragraph 11, the Company considers the useful life of the Roxio trade name to be indefinite. Similarly and relevant to Paragraph 11(f), the Company expects to obtain ongoing cash flows as a result of its ownership of the Roxio trade name without the need for maintenance expenditures for the trade name.

In estimating the fair value of the Roxio trade name, the “relief from royalty” method was employed. This method is based on the assumption that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of an asset. This method was employed as the Company believes the Roxio trade name and related product names provide recognition for significant sales of

Mr. Brad Skinner

October 7, 2005

Page Seven

products and services. The Company measures future potential impairment of the Roxio trade name based on the estimated profitability from planned future sales of Roxio products. The Company expects any impairment or future limitation of the Roxio trade name’s useful life to be readily identifiable through any negative trends that may emerge in sales of Roxio products.

5.	We note that you have excluded certain non-recurring items from the pro forma information. Please explain your basis for excluding these items and refer to the authoritative guidance that supports your accounting. As part of your response, tell us how you have considered paragraph 55 of SFAS 141.

In accordance with Paragraph 55 of SFAS 141, the Company appropriately included the disclosure of net revenue, net income (loss) and earnings per share. The Company did not include the disclosure of income before extraordinary items or the cumulative effect of accounting changes, as the pro forma adjustments did not affect those line items. The Company considered Regulation S-X, Rule 11-02(b)(5) in excluding the non-recurring items in question. Further, the Company disclosed the nature and amount of the material non-recurring items (acquired in-process technology expense of $3,100,000 and business integration expense of $2,190,000) in the applicable footnote pursuant to Paragraph 55 of SFAS 141.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 87

6.	We note that material errors were corrected prior to the filing of your annual report and the subsequent Form 10-Q due to the existence of several material weaknesses. Please explain to us the impact, if any, of these material weaknesses on any previously filed financial statements or confirm to us that the errors discovered related only to the periods in which the adjustments were necessary. In addition, describe to us the additional procedures performed by management and your auditors to ensure that your disclosure obligations under the Exchange Act have been met considering the existence of these material weaknesses.

The Company can confirm that the material errors in question, all of which were disclosed in the 2005 Annual Report and First Quarter 10-Q, related only to the periods in which the adjustments were necessary and did not have an impact on any previously filed financial statements. Again, all of these material errors were corrected prior to the filing of the relevant periodic reports. On an ongoing basis, the Company’s auditors are working closely with the Company, reviewing the identified material weaknesses and engaging in further testing designed to prevent errors and ensure that the Company meets all of its disclosure obligations under the Exchange

Mr. Brad Skinner

October 7, 2005

Page Eight

Act. Further, the Company is in the process of implementing remediation plans and is taking action to address the material weaknesses that have been identified (some of which are described in the Company’s response to the Staff’s Comment Number 8, below).

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Quarter Ended June 30, 2004 and 2005 Provision (Benefit) for Income Taxes, page 29

7.	You disclose that you will absorb $7.2 million of your valuation allowance to operating results proportionally over the three remaining quarters and the final; $9.7 million will be an adjustment to APIC in the fourth quarter. Please explain the basis for the timing of these reversals and tell us how you considered paragraphs 20 through 25 of SFAS 109.

On page 29 of the First Quarter 10-Q, the Company disclosed that a provision for federal, state, and foreign taxes was made in the amount of $337,000 for the quarter ended June 30, 2005 (“First Quarter 2006”) attributable to regular operations. The Company also disclosed in the First Quarter 10-Q that an additional $2,310,000 tax benefit was recognized in operating results for such period due to the release of a portion of the tax asset valuation reserve for that portion of the reserve related to tax benefits expected to be realized beyond the fiscal year ending March 31, 2006 (“Fiscal 2006”). Therefore, the net tax benefit for the period reflected on the face of the financial statements was $1,973,000. As noted in the First Quarter 10-Q, an additional $7.2 million portion of the reserve will be absorbed proportionately into operating results during the remaining three quarters of Fiscal 2006, and a final $9.7 million portion of the reserve will become an additional paid in capital adjustment during the quarter ended March 31, 2006.

The basis for the timing of these items and amounts is as follows:

Prior to First Quarter 2006, it was the Company’s judgment was that it was not “more likely than not” that a portion of the deferred tax asset would be realized. In making the determination of the amount of valuation allowance required, the Company considered the four sources of taxable income listed in SFAS 109, Paragraph 21. This analysis resulted in deferred tax assets in excess of the sum of the reversal temporary differences (¶21.a) and taxable income in carry-back years (¶21.c). Based on the weight of the evidence, primarily the negative evidence regarding uncertainties related

Mr. Brad Skinner

October 7, 2005

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to the Roxio CSD integration (¶23), the Company did not include future taxable income (¶21.d) in its analysis. No tax planning strategies (¶¶21.d and 22) were available to consider.

At the time of making its valuation allowance assessment for First Quarter 2006, the Company had completed a significant portion of the integration of Roxio CSD and was experiencing significant benefits from the acquisition. Also, the Company’s visibility into future earnings had increased dramatically. As a result, the Company’s judgment changed with respect to the certainty of future taxable income (see ¶¶24 and 25). At the time of making the First Quarter 2006 assessment, the Company believed that it was more likely than not that it would have sufficient future taxable income to utilize its deferred tax asset.

Paragraph 26 of SFAS 109 states the effect of the change in valuation allowance is to be included in income from continuing operations, with certain exceptions. The exception applicable to the Company is tax deductions in excess of compensation related to stock options (¶36.e), which is presently estimated to be $9.7 million. The $9.7 million amount related to stock options has no effect on earnings of the Company and will be credited to additional paid in capital when the actual benefit from the stock options is calculated at fiscal year end.

SFAS 109, Paragraph 194, states that the effect of changes in judgment relating to future interim periods should be reflected in the effective tax rate for the remainder of the year. Also, changes in judgment relating to future years’ earnings should not be allocated to subsequent interim periods. Of the amount of future income that is considered in the Company’s determination of the reduction in the valuation allowance, the Company calculated that $7.2 million related to changes in the forecast of current year earnings and $2.3 million related changes in the forecast of future years’ earnings. As a result, $7.2 million of the effect of the reduction of the valuation allowance is considered in the estimated annual effective tax rate for Fiscal 2006 and $2.3 million reduces the provision in First Quarter 2006.:

A summary of the components of the valuation allowance and the reversal criteria is as follows:

Related to estimated stock compensation	$9.7 million
Related to projected 2006 fiscal year taxable income	7.2 million
Related to future years’ taxable income	2.3 million

Total valuation allowance at March 31, 2005	$19.2 million

Mr. Brad Skinner

October 7, 2005

Page Ten

Item 4. Controls and Procedures, page 47

8.	We note your disclosure that “other .than as described above, there has been no change in our internal control over financial reporting during our most recently completed fiscal quarter.” Please explain to us how you considered the guidance in Item 308(c) of Regulation S-K. In this regard, your disclosure should indicate, if true, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

In connection with the preparation of each quarterly report on Form 10-Q, the Company undertakes an evaluation to identify changes in its internal control over financial reporting requiring disclosure in accordance with Item 308(c) of Regulation S-K. As disclosed in the First Quarter 10-Q, during First Quarter 2006 and through to the date of the filing of the First Quarter 10-Q, the Company identified and disclosed the following changes in its internal control over financial reporting implemented to address the disclosed material weaknesses and deficiencies in the Company’s disclosure controls and procedures:

1.	Hired a Vice President of Human Resources to oversee and improve the completeness and accuracy of employee records, the processing of payroll transactions and the distribution and acknowledgement of the Company’s policies, including the Code of Conduct.

2.	Hired a General Counsel to oversee and improve the management of the Company’s legal affairs.

3.	Implemented a new software application to improve the Company’s support for and monitoring of fixed assets.

4.	Selectively hired additional personnel with accounting expertise.

5.	Further integrated select Roxio accounting functions by changing certain steps relating to transaction processing and some close procedures.

6.	Further trained the accounting staff regarding the accounting systems acquired through the Roxio CSD.

The Company completed items 1 through 3 described above during First Quarter 2006, and views these three items as changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect its internal control over financial reporting. As a result, the Company believes these three items are required to be disclosed in accordance with Item 308(c) of Regulation S-K. Items 4 through 6 listed above and as described in the First Quarter 10-Q, occurred subsequent to June 30, 2005 and prior to the date the Company filed the First Quarter 10-Q.

Mr. Brad Skinner

October 7, 2005

Page Eleven

In future filings and as required by Item 308(c) of Regulation S-K, the Company will provide additional disclosure to state clearly, if true, that there were changes in the Company’s internal control over financial reporting that occurred during the quarter that have materially affected or are reasonably likely to materially affect its internal control over financial reporting. In addition, in future filings the Company will more clearly distinguish between changes implemented or occurring during the period subject to the report from changes implemented or occurring subsequent to the end of such period.

9.	Your current disclosures under this item refer to changes that appear to have occurred after the end of the quarter. Please clarify for us whether each corrective action was taken during the quarter or in the subsequent period through the filing date of your annual report.

The Company respectfully refers the Staff to the Company’s response to the Staff’s Comment Number 8 above.

Form 8-K Filed [May] 17, 2005 and August 16, 2005

10.	Please explain to us how you have complied with Item 10(e)(1)(i)(B) of Regulation S-K as it applies to your presentation of non-GAAP gross profit and gross margin.

In each of the May Form 8-K and the August Form 8-K, the Company included a detailed reconciliation between the non-GAAP financial measures featured in the “Summary of Financial Results” portion of each Form 8-K (net revenue, net income and net income per diluted share in the case of the May Form 8-K; net income and net income per diluted share in the case of the August Form 8-K) and the most directly comparable GAAP financial measures.

The Company inadvertently omitted from the May Form 8-K and August Form 8-K direct reconciliations between the non-GAAP gross profit and gross margin measures (which measures were disclosed solely within the reconciliation tables of such Form 8-K documents) and the respective most directly comparable GAAP financial measures. The Company believes that each such Form 8-K contains all of the information necessary to reconcile such measures to their most directly comparable GAAP financial measures. In future disclosures that include non-GAAP financial measures and as required by Section 244.100(a)(2) of Regulation G, the Company will provide direct reconciliations for all non-GAAP financial measures disclosed, regardless of whether they are featured presentations or less prominently or incidentally disclosed.

Mr. Brad Skinner

October 7, 2005

Page Twelve

11.	We note that you indicate that your non-GAAP presentation allows investors to better understand your operating results because it excludes non-recurring acquisition-related expenses and other non-recurring expenses. Please explain to us how you have complied with Item 10(e)(1)(ii)(B) as it relates to each adjustment made to arrive at your non-GAAP measures.

The Company respectfully submits that, since the May Form 8-K and August Form 8-K were each “furnished” rather than “filed,” the non-GAAP financial measures disclosed therein are not subject to Item 10(e)(1)(ii) of Regulation S-K. However, the Company believes that, if Item 10(e)(1)(ii) of Regulation S-K was applicable, the Company would be in compliance with respect to these disclosures as follows:

The Company acquired substantially all of the assets and liabilities of the Roxio CSD on December 17, 2004 (the “Acquisition Date”). Under purchase accounting rules, the Company may include in revenue OEM royalties received through the Roxio CSD only with respect to OEM shipments occurring after the Acquisition Date. In some instances, the Company received a shipment report from an OEM after the Acquisition Date relating to a shipment completed prior to the Acquisition Date. If the Company collects the amounts due under these reports, the Company receives the cash but is not able to report such cash as revenue under the purchase accounting rules. As a result, the Company included these amounts in the non-GAAP presentation set forth in the May Form 8-K to disclose additional information regarding the Company’s cash flows for the relevant period. As this non-GAAP performance measure relates solely to the period around the Acquisition Date, such exclusion of royalties from revenue is not reasonably likely to recur within two years from the date of the May Form 8-K. Moreover, similar gains with respect to Roxio OEM royalties did not exist within the two years prior to the May Form 8-K.

Pursuant to purchase accounting rules, the Company amortized the portion of the purchase price for the Roxio CSD allocated to intangibles. Excluding these non-cash charges allows investors to better understand the Company’s true operating results on a cash basis. For similar reasons, the Company also excluded from the May Form 8-K non-cash charges that relate solely to the Roxio CSD acquisition. Moreover, these charges are not reasonably likely to recur within two years from the May Form 8-K because of the extraordinary nature of the Roxio CSD acquisition and no similar Roxio CSD intangible charges occurred within the two years prior to the May Form 8-K.

Mr. Brad Skinner

October 7, 2005

Page Thirteen

Through the Roxio CSD transaction, the Company acquired product lines created by Roxio, including the Easy Media Creator product line. Prior to the acquisition, Roxio planned to release a new version of this product line, Easy Media Creator 8.0, during the fall of 2005. Following the acquisition, the Company created and issued a new release of the product, Easy Media Creator 7.5, to begin the integration of the Sonic and Roxio product lines, integrate Sonic technology into the product line, increase consumer recognition of Sonic’s technology, and facilitate the integration of the Roxio CSD into the Company’s operations. The Company excluded in its non-GAAP presentation set forth in the May Form 8-K the expenses stemming from the release of the Easy Media Creator 7.5 as unusual expenses relating to the integration of the Roxio CSD into the Company. The Company believes that such expenses will not recur during the next two years. In addition, such expenses did not occur during the prior two years.

The Roxio CSD acquisition required the Company to integrate Roxio’s accounting and financial processes and information systems into the Company’s existing infrastructure. As discussed in Item 9A of the 2005 Annual Report and Item 4 of the First Quarter10-Q, the Company lacked sufficient personnel and controls to ensure smooth integration of the Roxio systems into the Company’s systems. Shortly after the acquisition, the Company decided to complete its assessment of internal control over financial reporting for the consolidated organization (to include all Roxio processes and systems), rather than conducting such assessment solely with respect to the existing “Sonic” standalone processes and systems and deferring its assessment of Roxio’s internal control over financial reporting until the following fiscal year (see SEC FAQ regarding “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports,” response to question 3). To assist the Company satisfy its internal control over the consolidated financial reporting, disclosure controls and procedures, and disclosure obligations under the Section 404 of the Sarbanes-Oxley Act of 2002, as amended, the Company engaged third party consultants and advisors to provide extra guidance with respect to the Company’s evaluation of its controls and procedures and measures necessary to remediate deficiencies. The Company has completed the controls and procedures evaluation for its fiscal year ended March 31, 2005, and, as the Company continues to implement steps to remediate the materials weaknesses and deficiencies discovered, fully expects the costs of these third party consultants and advisors to decline sharply. Therefore, the Company does not expect these material excess costs to recur during the next two years. Moreover, the Company did not incur these excess third party expenses during the prior two years because the regulations requiring evaluation of and improvement to internal controls and procedures and disclosure controls and procedures are new.

Mr. Brad Skinner

October 7, 2005

Page Fourteen

12.	We note that you excluded the value assigned to certain patents that were acquired in the Roxio transaction and subsequently sold as “it is a non-cash charge that obscures the cash profit derived from the transactions.” Please explain to us why you believe the value assigned to the patents was non-cash considering these were acquired in the Roxio transaction for consideration consisting primarily of cash. Further explain to us why you believe the amount paid for the patents is not relevant in evaluating the profit realized on the sale.

To the extent that the Staff’s comment relates to the prohibition on excluding charges that require cash settlements as set forth in Item 10(e)(1)(ii)(A) of Regulation S-K, the Company respectfully submits that, since the August Form 8-K was “furnished” rather than “filed,” this regulation does not apply to the disclosure. That being said, the Company believes that the value assigned to the patents in question was appropriately considered to be a non-cash charge for the following reasons:

As part of the Roxio CSD acquisition, the Company purchased a wide range of assets including acquired technology, in-process technology, customer lists/contracts, trademarks/brand name and patents. In accounting for the acquisition, the Company recorded the fair market value of all these assets on its balance sheet. Although the purchase price in the Roxio CSD transaction did indeed consist primarily of cash, to the extent any of these acquired asset values ultimately are amortized or expensed to the Company’s income statement in future periods, they will constitute non cash charges in the period in which they are amortized or expensed.

Further, on an ongoing basis, the Company capitalizes very little or no expense related to the development of its patent portfolio and does not increase the value of its patent portfolio over time based upon revised estimates of the fair market value of the patents. Rather, the Company expenses most or all costs associated with its patent portfolio as part of its normal quarterly operating expenses. Thus, future patent sales or licensing by the Company, as reported by the Company in its financial statements, are unlikely to have direct costs associated with the transactions that are the equivalent of the fair market value charge associated with this patent sale. Accordingly, the Company believes that excluding the value assigned to the patents was appropriate in that it will better match the treatment of other similar transactions that may occur in the future, thereby allowing investors to better understand the Company’s operating results.

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact the undersigned directly at (212) 468-8163 or by facsimile at (212) 468-7900.

Mr. Brad Skinner

October 7, 2005

Page Fifteen

Sincerely,

/s/ James R. Tanenbaum

cc:	Mr. David Habiger - Sonic Solutions
Mr. A. Clay Leighton - Sonic Solutions
Mr. Paul Norris - Sonic Solutions